Exhibit 12

INTERNAP CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	September 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Earnings:
Loss before provision for income taxes	$(111,460)	$(52,303)	$(41,114)	$(20,328)	$(4,085)	$(7,789)
Fixed charges	27,277	33,330	32,234	16,663	13,632	9,077
Interest capitalized during the period	(417)	(419)	(522)	(501)	(606)	(466)

Total earnings (losses):	$(84,600)	$(19,392)	$(9,402)	$(4,166)	$8,941	$822

Fixed charges:
Interest expense, including interest on capital leases	$22,945	$27,596	$26,742	$11,346	$7,566	$3,701
Estimate of interest within rental expense	3,915	5,315	4,970	4,816	5,460	4,910
Interest capitalized during the period	417	419	522	501	606	466
Total fixed charges	$27,277	$33,330	$32,234	$16,663	$13,632	$9,077
Ratio of earnings to fixed charges (a)	—	—	—	—	0.65	0.09

For purposes of computing the above ratios, “earnings” consist of income (loss) from continuing operations before income taxes, noncontrolling interests and cumulative effect of accounting changes, plus fixed charges and the amortization of capitalized interest. “Fixed charges” consist of interest incurred on indebtedness (which does not include interest on income taxes, which is recorded in income taxes), fees and expenses plus one-third of the rental expense from operating leases, which management believes is a reasonable approximation of the interest component of rental expense.

(a)	In 2016, 2015, 2014, 2013, 2012 and 2011, we incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $111.5 million, $52.3 million, $41.4 million, $20.3 million, $4.1 million and $7.8 million, respectively.